Ex99.B2a
                            PDC&J PERFORMANCE FUND
                      RESOLUTIONS OF THE BOARD OF TRUSTEES
                            AMENDMENTS TO BY-LAWS


                                 CERTIFICATE

     The undersigned Secretary of PDC&J Performance Fund certifies that the following resolutions were adopted by the Board of Trustees at a meeting held on June 25, 1993, were approved by the shareholders at a meeting held on August 20, 1993, and are in full force and effect:


"RESOLVED, that Section 3.2 of Article 3 of the By-Laws be amended to read as follows:

               3.2 ELECTION. The President, the Treasurer and the Secretary shall be elected annually by the Trustees.
          Other officers, if any, may be elected or appointed by the Trustees at any time. Vacancies in any office may be filled at any time.


FURTHER RESOLVED, that Section 3.3 of Article 3 be amended to read as follows:

               3.4 TENURE. The President, the Treasurer and the Secretary shall hold office for one year and until respective successors are chosen and qualified, or in each case until he or she sooner dies resigns, is removed or becomes disqualified. Each other officer shall hold officer and each agent shall retain authority at the pleasure of the Trustee.



FURTHER RESOLVED, that Section 12.1 of Article 12 be amended to read as follows:

               12.1 MEETINGS. A meeting of the shareholders of the Fund shall be held whenever called by the Trustees, whenever required by the provisions of Section 16(a) of the Investment Company Act of 1940, as amended, or whenever otherwise required pursuant to the Declaration of Trust. Any meeting shall be held on such day and at such time as the President or the Trustees may fix in the notice of the meeting."


Date: August 20, 1993


                                        /S/ JAMES M. JOHNSON
                                        ---------------------
                                         James M. Johnson